January 11, 2008

Ms. Kathleen Collins

        Accounting Branch Chief

                Division of Corporation Finance

                        Securities and Exchange Commission

                                100 F Street N.E.

                                         Washington D.C., 20549-0305

                                                 U.S.A.

Dear Ms. Collins:

We are writing regarding your recent letter dated January 3, 2008 with respect to our response, dated December 17, 2007, to your prior letter commenting on our Form 20-F filed on August 2, 2007. We are in the process of compiling a response to your letter and will submit the letter as soon as practicable, which we expect will be by February 4, 2008. Thank you for your kind understanding and please feel free to contact us if you have any questions regarding the above.

Very truly yours,

/s/ Noriaki Yamaguchi
Noriaki Yamaguchi
Representative Director and
Chief Financial Officer
Konami Corporation

cc:	Kari Jin
Patrick Gilmore
(Division of Corporation Finance
Securities and Exchange Commission)

Izumi Akai
(Sullivan & Cromwell LLP)